OLD MUTUAL ADVISOR FUNDS

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (“Agreement”), effective as of November 29, 2007, is made and entered into by and between Old Mutual Advisor Funds, a business trust organized under the laws of the State of Delaware (the “Trust”) on behalf of each Portfolio of the Trust set forth in Schedule A (each a “VA Portfolio”, and collectively, the “VA Portfolios”), and Old Mutual Capital, Inc., a Delaware corporation (“Old Mutual Capital” or the “Investment Advisor”).

WHEREAS, the Trust and Old Mutual Capital have entered into an Investment Advisory Agreement (the “Advisory Agreement”), pursuant to which Old Mutual Capital renders investment advisory services to each VA Portfolio for compensation (the “Advisory Fee”) based on the value of the average daily net assets of each such VA Portfolio;

WHEREAS, the Trust currently maintains up to two (2) classes of shares for the VA Portfolios, Initial Class and Service Class (each a “Class” and, collectively, the “Classes”); and

WHEREAS, the Trust and the Investment Advisor have determined that it is appropriate and in the best interests of each VA Portfolio and its shareholders to limit certain expenses of each Class of each VA Portfolio.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

I.	EXPENSE LIMITATION

A.        The Investment Advisor hereby agrees, subject to the terms of this Agreement, to reduce the fees payable to it under the Advisory Agreement and to make any additional payments to the extent necessary to limit total annual fund operating expenses (excluding (i) interest, taxes, brokerage costs and commissions, dividends on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles; and (ii) other extraordinary expenses not incurred in the ordinary course of a VA Portfolio’s business) of the VA Portfolios (the “Deferred Expenses”) to an annual rate (as a percentage of the VA Portfolios’ average daily net assets) as set forth in Schedule A (“Expense Limit”) for the period beginning January 1, 2009 through December 31, 2017 (the “Expense Period”).

B.        To determine the Investment Advisor’s liability with respect to the Deferred Expenses, each month the Deferred Expenses for each Class of each VA Portfolio shall be annualized as of the last day of the month. If the annualized Deferred Expenses for any month of a Class of a VA Portfolio exceed the Expense Limit for such Class, the Investment Advisor shall first waive or reduce its Advisory Fee for such month for the affected VA Portfolio or VA Portfolios by an amount sufficient to reduce the annualized Deferred Expenses to an amount no higher than the Expense Limit. If the amount of the waived or reduced Advisory Fee for any such month is insufficient to pay the Deferred Expenses, the Investment Advisor may also remit to the appropriate VA Portfolio or VA Portfolios an amount that, together with the waived or reduced Advisory Fee, is sufficient to pay such Deferred Expenses.

C.        The Trust agrees to pay and/or reimburse the Investment Advisor the amount of Deferred Expenses remitted by the Investment Advisor (“Reimbursement Amount”) as long as the Advisory Agreement is still in effect and subject to the limitations provided in this paragraph. Such Reimbursement Amount shall be made up to the Expense Limit on a monthly basis, but only if each VA Portfolio’s Deferred Expenses without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the VA Portfolio) less than the Expense Limit. All Reimbursement

Amounts shall be made within three years from the time the Investment Advisor incurred the expense. In no event will the VA Portfolios be obligated to pay any fees waived or deferred by the Investment Advisor with respect to any other series of the Trust.

II.	TERM AND TERMINATION OF AGREEMENT

This Agreement shall continue in effect until December 31, 2017. The Agreement may be amended or continued beyond December 31, 2017 only if agreed to in writing by both parties.

III.	MISCELLANEOUS.

A.        The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

B.        This Agreement shall be construed in accordance with the laws of the State of Delaware without reference to conflicts of law rules. Nothing herein contained shall be deemed to require the Trust or a VA Portfolio to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust, the VA Portfolios or the Classes.

C.        Any questions of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the Investment Company Act of 1940, as amended (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

D.        The parties agree that no trustee or shareholder of the Trust shall be personally liable for any debts, liabilities, obligations or expenses incurred by, or contracted for under this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers.

OLD MUTUAL ADVISOR FUNDS

on behalf of each VA Portfolio listed on Schedule A

By: /s/ Julian F. Sluyters

Name: Julian F. Sluyters

Title: President

OLD MUTUAL CAPITAL, INC.

By: /s/ Mark E. Black

Name: Mark E. Black

Title: Chief Financial Officer

SCHEDULE A

DATED NOVEMBER 29, 2007

TO

EXPENSE LIMITATION AGREEMENT

BETWEEN

OLD MUTUAL ADVISOR FUNDS

AND

OLD MUTUAL CAPITAL, INC.

DATED NOVEMBER 29, 2007

	Expense Limits
	Initial Class	Service Class
Old Mutual VA Asset Allocation Conservative Portfolio	2.75%	3.00%
Old Mutual VA Asset Allocation Balanced Portfolio	2.75%	3.00%
Old Mutual VA Asset Allocation Moderate Growth Portfolio	2.75%	3.00%
Old Mutual VA Asset Allocation Growth Portfolio	2.75%	3.00%